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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27045

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__ ⚹
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C.L. Glazer & Company, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Holly Hill Lane

OFFICIAL USE ONLY
FIRM I.D. NO.

_____
(No. and Street)

Greenwich   **Connecticut**   **06830**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles L. Glazer   **(203) 629-4333**
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walter J. McKeever & Company

(Name – *if individual, state last, first, middle name*)

15 Valley Drive   **Greenwich**   **Connecticut**   **06831**
(Address)   (City)   (State)   (Zip Code)

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☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant ... not resident in United States ... its possessions.

PROCESSED
MAY 23 2006
THOMSON FINANCIAL



OATH OR AFFIRMATION

I, __Charles L. Glazer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__C.L. Glazer & Company, Inc._____ , as

of __December 31_____, 20 __05____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President_____
Title

_____
Notary Public

REINHARDT J. LANGE JR.
NOTARY PUBLIC – CONNECTICUT
My Comm. Expires Dec. 31 2008

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. L. GLAZER & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

Year Ended December 31, 2005

<u>C. L. GLAZER & COMPANY, INC.</u>

<u>TABLE OF CONTENTS</u>

<u>Year Ended December 31, 2005</u>

	<u>PAGE</u>
Independent Auditor's Report	2
Statement of Financial Condition	3
Notes to Financial Statements	4-5

WALTER J. McKEEVER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

15 VALLEY DRIVE
GREENWICH, CONNECTICUT 06831
203 622-8625
FAX 203 622-4170

PLEASE REPLY TO:
POST OFFICE 5147
GREENWICH, CONNECTICUT 06831
www.wjmco.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
C. L. Glazer & Company, Inc.

We have audited the accompanying statement of financial condition of C. L. Glazer & Company, Inc. (a Connecticut Corporation) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of C. L. Glazer & Company, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Walter J. McKeever & Company
Greenwich, Connecticut
February 23, 2006

C. L. GLAZER & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Current Assets

Cash	$	315,802
Accounts receivable - clearing brokers		114,803
- trade		36,300
Securities owned - at market value (Note 1)		500,252
Other current assets		18,974
Total Current Assets		986,131

Property and Equipment

Equipment, furniture and fixtures (net of accumulated depreciation - $89,626)	16,509

Other Assets		16,922
Total Assets	$	1,019,562

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities

Accounts payable	$	5,424
Deferred income (Note 1)		147,000
Accrued expenses		79,689
Total Liabilities		232,113

Shareholder's Equity

Common stock, $5 par value, 1,000 shares authorized, issued and outstanding	5,000
Additional paid-in capital	542,986
Retained earnings	239,463
Total Shareholder's Equity	787,449

Total Liabilities and Shareholder's Equity	$	1,019,562

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Transactions in securities and listed options and the related income and expense are recorded on a settlement date basis.

Marketable securities and treasury bills owned are stated at quoted market value with unrealized gains and losses reflected in income.

Property and equipment is carried at cost. Depreciation is determined using Federal tax depreciation methods. The difference between using Federal tax depreciation versus straight line depreciation is immaterial to the financial statements.

Deferred income arises as follows: The Company's sale of computer services may be exchanged for "soft dollar" trading commissions. When the Company receives and executes such trades in excess of computer services provided, a portion of the "soft dollar" trading commissions earned are considered deferred, inclusive of such executory costs as may be incurred with the trade.

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The state tax treatment of an S corporation is identical to federal tax treatment.

NOTE 2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires that the Company must maintain net capital, as defined, equal to the greater of 6 and 2/3% of aggregate indebtedness, as defined, or $100,000. At December 31, 2005, the Company had net capital of $662,128 which exceeded requirements by $562,128.

NOTE 3. PROFIT SHARING PLAN

The Company has a profit sharing plan covering all full-time employees except for commission sales personnel. The contribution is at the discretion of the shareholder. Profit sharing expense for the year ended December 31, 2005 was $49,371.

NOTE 4. COMMITMENTS

On September 15, 2004, the Company entered into a two year noncancelable lease for office space, the lease will expire on September 30, 2006. The annual lease amount of $100,164 is payable in monthly installments of $8,347. During the lease term, the Company is also responsible for their proportionate share of any increase in operating expenses over base operating expenses. Rent expense for the year ended December 31, 2005 was $101,101.

Future minimum lease payments required as of December 31, 2005 are as follows:

Year ending December 31

2006 $ 75,123

C. L. GLAZER & COMPANY, INC.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED
BY SEC RULE 17a-5

December 31, 2005



WALTER J. MCKEEVER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

15 VALLEY DRIVE
GREENWICH, CONNECTICUT 06831
203 622-8625
FAX 203 622-4170

PLEASE REPLY TO:
POST OFFICE 5147
GREENWICH, CONNECTICUT 06831
www.wjmco.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
C. L. Glazer & Company, Inc.

We have audited the financial statements of C. L. Glazer & Company, Inc. for the year ended December 31, 2005, and have issued our report thereon dated February 23, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission and Regulation 1.16(d) of the Commodity Futures Trading Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by C. L. Glazer & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserves required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of C. L. Glazer & Company, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

Walter J. McKeever & Company
Greenwich, Connecticut
February 23, 2006